Exhibit 99.1

Union First Market Bankshares Corporation Announces Agreement to
Acquire StellarOne Corporation

Richmond, Va., June 10, 2013 – Union First Market Bankshares Corporation (NASDAQ: UBSH, or “Union”) and StellarOne Corporation (NASDAQ: STEL, or “StellarOne”) today announced the signing of a definitive merger agreement, pursuant to which Union will acquire StellarOne, creating the largest community banking institution in the Commonwealth of Virginia.

Based on financials reported on March 31, 2013, the combined companies would have total assets of $7.1 billion, deposits of $5.8 billion and loans of $5.2 billion. Union will operate in all major Virginia markets, deepening its presence in its current footprint and expanding in key trade areas and, on a pro forma basis, will have the fifth largest branch network in Virginia. The company will retain the Union name and corporate headquarters will remain in Richmond.

“We are excited about the opportunity to bring our organizations together and establish the next great Virginia bank. We have long believed that the combination of Union and StellarOne would be powerful. Our combined statewide footprint coupled with our shared commitment to exceptional service positions us as a strong competitor against large regional institutions and smaller community banks alike,” said G. William Beale, Chief Executive Officer of Union. “The combination of two of Virginia’s largest community banks provides Union with the growth and synergies to continue to deliver a best in class customer experience, offer superior financial services and solutions, provide a rewarding experience for our teammates and generate top-tier financial performance for our shareholders.”

“The combination of our two great Virginia based institutions provides tremendous new opportunities for our customers, shareholders and employees. This transaction marks a significant milestone for banking in Virginia,” said O. R. Barham, Jr., President and Chief Executive Officer of StellarOne. “The compatible culture of our two organizations makes this partnership a natural fit. We both are deeply committed to our communities and this merger will allow us to better serve current and future customers in markets across the Commonwealth.”

Union’s current executive management, led by Beale, will form the core of the company’s leadership team. The Union Board of Directors will expand to 19 members, and will be comprised of 11 members from the current Union Board and eight members from the StellarOne Board. Current StellarOne Chairman Raymond D. Smoot, Jr. will serve as Chairman of the combined company and current Union Chairman Ronald L. Hicks will serve as Vice Chairman. Barham will retire as previously announced, with his retirement effective upon closing of the merger.

Under the terms of the agreement, common shareholders of StellarOne will receive 0.9739 shares of Union common stock for each share of StellarOne. This implies a deal value per share of $19.50 or approximately $445.1 million in the aggregate based on Union’s closing stock price of $20.02 on June 7, 2013.

In consideration of the merger, extensive due diligence was performed by both companies over a four-week period. Under the proposed terms, the transaction is expected to be accretive to Union’s earnings per share in 2014 and thereafter. Further it is anticipated that the transaction will be immediately accretive to Union’s capital ratios and result in capital levels well in excess of regulatory minimums.

The merger agreement has been unanimously approved by the board of directors of each company. The companies expect to consummate the transaction on or around January 1, 2014, subject to customary closing conditions, including regulatory and shareholder approvals.

Keefe, Bruyette and Woods, Inc. acted as financial advisor to Union and LeClairRyan, A Professional Corporation acted as its legal advisor in the transaction. Raymond James & Associates acted as financial advisor to StellarOne and Troutman Sanders LLP acted as its legal advisor.

Investor presentation
An investor presentation has been created for this announcement. It can be located at Union’s investor website http://investors.bankatunion.com – news and events – other documents. Management will discuss the presentation and answer questions from analysts during a conference call scheduled for 10:00 a.m. today.

Analyst Conference Call
Union will host a conference call to discuss today’s announcement at 10:00 a.m. Eastern Daylight Time. It can be accessed at (877) 833-2972 - 93941664 or online at http://us.reg.meeting-stream.com/unionfirstmarketbank_061013. A replay of the webcast will be available at approximately 1:00 p.m. EDT by dialing (855) 859-2056 or (404) 537-3406 and using 93941664. The replay will be available until June 15. A copy will also be posted on the company’s investor website http://investors.bankatunion.com and at http://us.reg.meeting-stream.com/unionfirstmarketbank_061013.

Media Availability
Senior leadership of Union will be available to members of the news media from 11:00 a.m. to 11:30 a.m. at the company’s headquarters at Three James Center, 1051 East Cary Street, Suite 1200, in Richmond.

About Union First Market Bankshares
Headquartered in Richmond, Virginia, Union First Market Bankshares Corporation (NASDAQ: UBSH) is the holding company for Union First Market Bank, which has $4.1 billion in assets, 90 branches and more than 150 ATMs throughout Virginia. Non-bank affiliates of the holding company include: Union Investment Services, Inc., which provides full brokerage services; Union Mortgage Group, Inc., which provides a full line of mortgage products, and Union Insurance Group, LLC, which offers various lines of insurance products. Union First Market Bank also owns a non-controlling interest in Johnson Mortgage Company, L.L.C.

Additional information on the Company is available at http://investors.bankatunion.com.

About StellarOne
StellarOne Corporation is a traditional community bank with assets of $3.01 billion offering a full range of business and consumer banking services, including trust and wealth management services. Through the activities of its sole subsidiary, StellarOne Bank, StellarOne operates more than 50 full-service financial centers, two loan production offices, and more than 60 ATMs serving the New River Valley, Roanoke Valley, Shenandoah Valley, Richmond, Tidewater, and Central and North Central Virginia.

Additional Information and Where to Find It
In connection with the proposed merger, Union will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Union common stock to be issued to the stockholders of StellarOne. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of Union and StellarOne seeking their approval of the merger and related matters. In addition, each of Union and StellarOne may file other relevant documents concerning the proposed merger with the SEC.

Investors and stockholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about Union, StellarOne and the proposed transaction. Investors and stockholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Union First Market Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or StellarOne Corporation, 590 Peter Jefferson Pkwy, Suite 250, Charlottesville, Virginia 22911, Attention: Investor Relations (telephone: (434) 964-2217), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or StellarOne’s website at www.stellarone.com under “Investor Relations.” The information on Union’s and StellarOne’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Union and StellarOne and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Union and/or StellarOne in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2013 annual meeting of stockholders filed with the SEC on April 23, 2013. Information about the directors and executive officers of StellarOne is set forth in the proxy statement for StellarOne’s 2013 annual meeting of stockholders filed with the SEC on April 9, 2013. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Forward-Looking Statements
Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of Union and StellarOne intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material effect on the operations and future prospects of each of Union and StellarOne and the resulting company, include but are not limited to: (1) the businesses of Union and/or StellarOne may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and stockholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by Union or StellarOne with the SEC. Union and StellarOne undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Bill Cimino, VP and Director of Corporate Communications, Union First Market Bank 804-448-0937